Exhibit 99.19

UBS Limited 1 Finsbury Avenue London, EC2M 2PP Tel. +44-20-7567 8000 Investment Banking Department www.ubs.com

Strictly confidential

The Board of Directors

AO VimpelCom

Krasnoproletarskaya str., 4

Moscow 127006

Russian Federation

9 February 2010

Dear Members of the Board:

We understand that the Board of AO VimpelCom, a Russian corporation (“OJSC VimpelCom” or the “Company”), intends to make a recommendation to shareholders of the Company with respect to a series of transactions pursuant to the terms of the Share Exchange Agreement dated as of 3 October 2009 (the “Agreement”) between and among “the Alfa Parties” and “the Telenor Parties” (each as defined therein and collectively referred to as “the Parties”), whereby the Parties will procure that a new entity be incorporated (“VimpelCom Ltd.”) and that VimpelCom Ltd. will: (A) make the following offers (collectively, the “VimpelCom Exchange Offers”) (i) through a voluntary tender offer, to all holders, wherever located, of OJSC VimpelCom Common Shares, twenty (20) VimpelCom Ltd. Common DRs in exchange for each OJSC VimpelCom Common Share; (ii) through a voluntary tender offer, to all holders, wherever located, of OJSC VimpelCom Preferred Shares, twenty (20) VimpelCom Ltd. Preferred DRs in exchange for each OJSC VimpelCom Preferred Share; (iii) through an exchange offer, to all holders, wherever located, of OJSC VimpelCom ADSs, one (1) VimpelCom Ltd. Common DR in exchange for each OJSC VimpelCom ADS; (iv) through an exchange offer in the United States, to all U.S. holders of OJSC VimpelCom Common Shares, twenty (20) VimpelCom Ltd. Common DRs in exchange for each OJSC VimpelCom Common Share; and (v) through an exchange offer in the United States, to all U.S. holders of OJSC VimpelCom Preferred Shares, twenty (20) VimpelCom Ltd. Preferred DRs in exchange for each OJSC VimpelCom Preferred Share; and (B) subject to satisfaction of the conditions precedent to the VimpelCom Exchange Offers, acquire all of the shares in Closed Joint Stock Company “Kyivstar G.S.M.” (“Kyivstar”), in exchange for 301,653,080 VimpelCom Ltd. shares (which, together with the VimpelCom Exchange Offers, are the “Transactions”). The terms and conditions of the Transactions are more fully set forth in the Agreement. We note that OJSC VimpelCom is not a party to the Agreements (as defined below). All of the capitalized terms used, but not otherwise defined, in this paragraph have the meaning ascribed to them in the Agreement. The “Exchange Ratio” is the ratio of the maximum aggregate number of VimpelCom Ltd. Common DRs to be issued in the

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STRICTLY CONFIDENTIAL
9 February 2010

Transactions (1,025,620,440) to the holders of OJSC VimpelCom Common Shares and OJSC VimpelCom ADSs to the aggregate number of VimpelCom Ltd. Common DRs to be issued in the Transactions (301,653,080) to the holders of shares in Kyivstar, this being 3.4:1.

You have requested our opinion as to the fairness, from a financial point of view, to holders (excluding the Alfa Parties and their affiliates (“Alfa”) and the Telenor Parties and their affiliates (“Telenor”)) of OJSC VimpelCom Common Shares and OJSC VimpelCom ADSs of the Exchange Ratio resulting from the Transactions. In connection with each of the VimpelCom Exchange Offers described in (A) above, we have been advised by the Company that VimpelCom Ltd. will offer as an alternative to the consideration described above a nominal cash amount for an OJSC VimpelCom Common Share or OJSC VimpelCom ADS as the case may be. We have not been asked to, nor do we, offer any opinion as to the fairness of this cash alternative.

UBS Limited (“UBS”) is acting as financial adviser to the Company in connection with the Transactions and will receive a fee for its services, a portion of which has been paid, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon consummation of the Transactions. In the past, UBS and its affiliates have provided investment banking services to the Company unrelated to the proposed Transactions, for which UBS and its affiliates received compensation, including (i) having acted as financial adviser to the Company in the acquisition of Golden Telecom; (ii) having acted as a member of the syndicate in connection with a bridge loan and a term loan used to finance the Golden Telecom acquisition; (iii) having acted as joint bookrunner on a bond issue which was used, among other purposes, to refinance the aforementioned bridge loan; (iv) having acted as adviser on a bond tender to repurchase some of the Company’s bonds; and (v) having acted for Alfa Bank Ukraine on debt and liability management transactions, comprising two bond issues, one debt repurchase programme and one bond exchange offer. In the ordinary course of business, UBS, its successors and affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of OJSC VimpelCom, Alfa and Telenor and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by a committee authorised by UBS.

Our opinion does not address the relative merits of the Transactions as compared to other business strategies or transactions that might be available with respect to the Company or the underlying business decision of the Board of the Company to support the Transactions. Our opinion does not constitute a recommendation to any shareholder as to how such shareholder should act with respect to the Transactions. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms of the Agreements (as defined below) or the form of the Transactions. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transactions, or any class of such persons, relative to the Exchange Ratio. We express no opinion as to the value of VimpelCom Ltd. Common DRs or VimpelCom Ltd. Preferred DRs when issued pursuant to the Transactions or the prices at which OJSC VimpelCom Common Shares, OJSC VimpelCom ADSs or VimpelCom Ltd. Common DRs will trade at any time. In rendering this opinion, we have assumed, with your consent, that (i) the parties to the Agreements will comply with all material terms of the Agreements and (ii) the Transactions will be consummated in accordance with the terms of the Agreements without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any material adverse effect on the Company, VimpelCom Ltd., Kyivstar or the Transactions. We were not authorized to solicit and did not solicit indications of interest in a transaction with the Company from any party.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to OJSC VimpelCom and Kyivstar; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of Kyivstar that were provided to us by

STRICTLY CONFIDENTIAL
9 February 2010

the management of the Company and that were not publicly available, including financial forecasts and estimates prepared by the management of Kyivstar, as adjusted by the Company, that you have directed us to utilize for purposes of our analysis; (iii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company and not publicly available, including financial forecasts and estimates prepared by the management of the Company that you have directed us to utilize for purposes of our analysis; (iv) reviewed certain estimates of synergies prepared by the management of the Company that were not publicly available that you have directed us to utilize for purposes of our analysis; (v) conducted discussions with members of the senior managements of the Company and Kyivstar concerning the business and financial prospects of the Company and Kyivstar; (vi) reviewed publicly available financial and stock market data with respect to certain other companies that are generally in the industry in which the Company and Kyivstar operate; (vii) compared the financial terms of the Transactions with the publicly available financial terms of certain other transactions we believe to be generally relevant; (viii) reviewed current and historical market prices of OJSC VimpelCom Common Shares and OJSC VimpelCom ADSs; (ix) reviewed the Agreement and certain other related agreements (together the “Agreements”); and (x) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, Kyivstar or VimpelCom Ltd., nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates and synergies referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and Kyivstar and such synergies. In addition, we have assumed with your approval that the financial forecasts and estimates, including synergies, referred to above will be achieved at the times and in the amounts projected. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio resulting from the Transactions is fair, from a financial point of view, to holders (excluding Alfa and Telenor) of OJSC VimpelCom Common Shares and OJSC VimpelCom ADSs.

This opinion is provided to the Board of Directors in connection with, and for the purpose of, its evaluation of the Exchange Ratio resulting from the Transactions.

Very truly yours, UBS LIMITED

/s/ UBS Limited